Exhibit 16(c)(2)

FAIR VALUE OF

THE COMMON STOCK OF

TREATY OAK BANCORP, INC.

AS OF OCTOBER 18, 2007

CONTENTS

SUBJECT AND PURPOSE OF VALUATION ASSIGNMENT	2

STANDARD OF VALUE	3

INFORMATION REVIEWED	3

FACTORS CONSIDERED - REVENUE RULING 59-60	5

THE COMPANY	6

ECONOMIC OUTLOOK	10

VALUATION METHODOLOGY	17

THE BANK	18

PGI EQUITY PARTNERS & PGI CAPITAL	22

TREATY OAK FINANCIAL HOLDINGS	24

TREATY OAK BANCORP	25

FAIR VALUE OF THE SHARES	26

CERTIFICATION AND STATEMENT OF LIMITING CONDITIONS	29

QUALIFICATIONS OF VALUATOR	32

EXHIBITS	34

DATE OF REPORT — NOVEMBER 12, 2007

SUBJECT AND PURPOSE OF VALUATION ASSIGNMENT

Mr. Jeffrey L. Nash engaged Fowler Valuation Services (“FVS”) to perform a business valuation assignment (the “Assignment”) in regard to the fair value of the common stock (the “Shares”) of Treaty Oak Bancorp, Inc. (“TOBI,” the “Company”), as of October 18, 2007 (the “Valuation Date”).(1)  The Assignment has been performed in connection with a proposed reclassification of certain common shares into to be issued Series A Preferred Stock.

We have valued the Company as a going concern. Although this report contains information about the Company’s tangible assets, in performance of the Assignment we have not undertaken to independently appraise these assets. The Assignment has been performed as a complete valuation. This report is a restricted use valuation report.

THE CONCLUSION REACHED, SHOWN AT PAGES 26 - 28 HEREOF, IS THAT THE FAIR VALUE OF THE SHARES, AS OF THE VALUATION DATE, WAS $11.00 PER SHARE.

(1)   The use of the present tense in this report in describing the Company or conditions pertaining thereto, unless otherwise stipulated, refers to conditions prevailing as of the Valuation Date.

STANDARD OF VALUE

The standard of value used in performing the Assignment is fair value.  For purposes of the Assignment, fair value is defined as the value as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. In computing the fair value of the shares, consideration must be given to the value of the corporation as a going concern without including in the computation of value any control premium, any minority discount, or any discount for lack of marketability.(2)

INFORMATION REVIEWED

                In performing the Assignment, we reviewed a number of items. These items include the following:

1.                                       The Company’s audited financial statements for the fiscal years ended September 30, 2004 and September 30, 2005.

2.                                       The Company’s SEC Form 10Q for the period ended June 30, 2007.

3.                                       The Company’s audited balance sheet as of September 30, 2006.

(2)   Texas Business Corporation Act. Section 141. Section A, Article 5.12

4.                                       The Company’s unaudited income statement for the year ended September 30, 2006.

5.                                       The Company’s unaudited financial statements for the year ended September 30, 2007.

6.                                       The Company’s capitalization table dated September 30, 2007.

7.                                       An appraisal of PGI Equity Partners, LP’s real property holdings located at 101 Westlake Drive prepared by American Realty Corporation.

8.                                       Highline Financial, LLC’s The Bank Report in regard to Treaty Oak Bank, dated June 30, 2007.

9.                                       The Company’s projections of Treaty Oak Bank’s financial performance for the fiscal years 2008 through 2010.

10.                                 Information in regard to the prices at which banks in Texas and surrounding states sold between January 1, 2004 and September 20, 2007.

11.                                 TOBI’s historical stock price and trading volume data.

12.                                 The Company’s and Treaty Oak Bank’s Board of Directors meeting minutes for 2007.

We note, in performing the Assignment, the most recent financial information made available for both TOBI and its subsidiaries was as of the fiscal year ended September 30, 2007.

For purposes of the Assignment, we have assumed there were no material changes in the financial condition or earnings capacity of TOBI and its subsidiaries between September 30, 2007 and the Valuation Date.

FACTORS CONSIDERED — REVENUE RULING 59-60

There are no standard formulas for valuing an interest in a closely held and managed business.  There are, however, certain factors which should be considered in arriving at the fair value of any such interest.   Tax law has been a major contributor to the evolution of accepted business valuation methodology.  Most of the early litigation involving the valuation of business interests has occurred in the tax arena and the principles developed in that setting over time have found broad acceptance in state and federal courts for tax as well as other purposes.  Revenue Ruling 59-60, (“Rev. Rul. 59-60”) promulgated by the Internal Revenue Service as a guide to valuing closely held business interests, and frequently cited as authority for such purposes, states in part: “A sound valuation will be based on all the relevant facts, but the elements of common sense, informed judgment and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.”  Eight factors are enumerated in Rev. Rul. 59-60 which should be analyzed in determining the fair value of any closely held business interest.  These are as follows:

1.	history and nature of the business,
2.	economic outlook for the company as well as the specific industry,
3.	book value of the interest and financial condition of the business,
4.	earning capacity,
5.	dividend paying capacity,
6.	the value of intangible assets such as goodwill,
7.	prior sales of the firm’s stock and the size of the subject block, and
8.	the market value of other firms which are traded actively in a free and open market.

THE COMPANY

Incorporated on November 18, 2003, TOBI is a bank holding company formed for the purpose of acquiring and holding the common stock of Texline State Bank (the “Bank”).  TOBI acquired the Bank on March 9, 2004 and began conducting banking operations in Texline, Texas. On September 10, 2004, TOBI received approval to relocate the Bank’s main office to Austin, TX and to rename the bank Treaty Oak Bank. Since beginning banking operations in Austin on September 10, 2004, the Company began to build a loan portfolio based primarily on commercial and real estate lending. As of the Valuation Date, the Bank had three locations, and was building a fourth. The Bank’s main location is located at 101 Westlake Drive. The location in Texline operates as a branch, and is at 111 N. 2nd Street, Texline, Texas. On July 11, 2007, a second branch location opened in Marble Falls, Texas. A third branch location located at 2800 Barton Creek Blvd. in Austin, TX is under construction and is scheduled to open in January 2008.

On September 30, 2004, the Company issued 1,592,987 shares of common stock at $8.33 per share through a public offering. In addition, the Company issued warrants to purchase one share of common stock for each 5 shares of stock purchased. As of the Valuation Date, TOBI’s common stock was publicly traded on the public market Pink Sheets Electronic Quotation System under the symbol “TOAK.OB.”

On November 15, 2006, the Company completed an acquisition of Treaty Oak Holdings, Inc. (“TOHI”). Prior to the merger, TOHI operated as a bank holding company and was a significant shareholder in TOBI. FVS prepared a valuation analysis in regard to TOBI, TOHI, and their subsidiary entities in connection with this acquisition.

As of the Valuation Date, TOBI owned 100% of the Bank, 100% of PGI Equity Partners, LP (“PGIEP”), and 100% of Treaty Oak Financial Holdings, Inc. (“TOFHI”). The ownership of PGIEP consists of a 94.5% limited partnership interest as well as 100% of its general partner, PGI Capital, which owns a 5% general partnership interest and a 0.5% limited partnership interest. PGIEP owns the real property from which the Bank and other professional service providers operate at 101 Westlake Drive in Austin, TX. TOFHI is a non-operating entity which holds cash, a note receivable from Hamann, Ernstmeyer & Williamson (“HEW”), and interest receivable.

TOBI is a Texas corporation. For tax purposes it reports as a C corporation. As of the Valuation Date, TOBI had 3,875,031 fully diluted shares outstanding, consisting of 2,958,602 shares of common stock, 466,429 options to purchase common stock, and 450,000 warrants to purchase common stock.

TREATY OAK BANCORP, INC. CAPITALIZATION TABLE AS OF SEPTEMBER 30, 2007

Common Stock Issued	2,964,605
Less: Treasury Shares	(6,003)
Common Stock Outstanding		2,958,602

Common Stock Options (1)	466,429
Common Stock Warrants (2)	450,000
Total Options & Warrants		916,429

Fully Diluted Shares		3,875,031

(1) Exercise prices range from $6.16 to $10.95 per Share.

(2) Exercise price equal to the greater of $6.67 or book value per Share.

On June 28, 2005, the Bank acquired a 50% member interest in Treaty Oak Mortgage, LLC (“Mortgage”) for $1,000. The Bank receives a quarterly payment from Mortgage for referrals and mortgages originated in 3 zip codes within Greater Austin: 78746, 78735, and 78733. In performing the Assignment, the value of the Bank’s interest in Mortgage has been incorporated in the value of the Bank.

In June 2006, the Bank made a $100,000 investment in Treaty Oak Commercial Group (“Commercial”), a commercial mortgage business. Although, as of the Valuation Date, the Bank has not received any return, it is anticipated that it will receive a return as this business matures. As with Mortgage, the value of Commercial is incorporated into the value of the Bank.

ECONOMIC OUTLOOK

Despite the continued slowing in the housing market, the U.S. economy posted a stronger than expected second quarter in 2007.  While the economy grew at a much faster pace than in the first quarter of 2007, many of the economists in the financial press feel this does not change the outlook for a slowdown in the second half of this year.

According to Consensus Economics, Inc., publisher of Consensus Forecasts - USA, the real GDP is expected to grow by 2.8% in the final quarter of 2007 (percentage change from previous quarter, seasonally adjusted annual rates).  For 2007 and 2008, the real GDP growth rate is expected to be 2.1% and 2.8%, respectively (average percentage change on previous calendar year).  In the long term, the real GDP is expected to grow by 3.0% for 2009-2017 (average percentage change over previous year).

According to the survey, consumer prices will increase 2.7% in 2007 and 2.4% in 2008.  In the long term, Consensus Forecasts - USA also predicts consumer prices will grow by 2.2% for 2009-2017 (average percentage change over previous year).  Producer prices are expected to increase 3.2% in 2007 and 2.0% in 2008.

Interest rates on three-month Treasury bills will remain steady, while 10-year Treasury bonds will rise slightly over the next year, according to the forecasters of Consensus Forecasts - USA. According to the survey, three-month Treasury bills will remain at 4.9% throughout the next year, while the yield on 10-year Treasury bonds is expected to rise from 5.1% at the end of October 2007 to 5.2% by the end of July 2008.  According to the survey, the three-month Treasury rate will average 4.7% for the years 2009-2017, while the 10-year Treasury bond yield is expected to average 5.2% over the same time period.

The forecasters polled by The Livingston Survey in June 2007 posted slightly more optimistic expectations about the level of the S&P 500 index in 2007 and 2008 than they did in the December 2006 survey.  The Livingston Survey, which reports the median value across the 39 forecasters on the survey’s panel, predicts that the S&P 500 index will rise steadily during the next two years. The June 2007 survey estimates that the index will reach 1557.4 by December 31, 2007, while the December 2006 survey estimated the index would only reach 1475.0 over the same time period.  The index is projected to rise to 1600.0 by June 30, 2008 and 1635.0 by the end of 2008.  The growth rate in after-tax corporate profits is expected to be 5.9% in 2007 followed by 4.9% in 2008.

The semiannual White House economic forecast, which was released on June 6, 2007, predicted solid economic growth and a strong labor market, as well as a low unemployment rate and continued job growth. The administration’s new forecast calls for the economy to grow 2.3% in 2007, down from 3.1% in 2006 and revised down 0.6 percentage points from the last forecast issued in November 2006. The forecast predicted CPI inflation to grow at 3.2% in 2007 and 3.1% in 2008, which were both revised from the 2.6% rate in the previous survey. The White House also predicted that the nation would add about 131,000 jobs a month in 2007 and that the unemployment rate would be 4.5% through the end of 2007, before growing to 4.7% in 2008.  The same source forecasts that the Federal Reserve will lower short-term interest rates over the next few years, but will raise interest rates on 10-year Treasury notes over the same time period.(3)

Texas Economy

                Over the past two years, the Texas economy experienced its strongest economic growth since the high-tech boom of 1998-1999. In fiscal 2005 and 2006, inflation-adjusted gross state product (GSP) grew at an average annual rate of 4.7%; and Texas non-farm employment rose at the relatively robust rate of 2.5% per year.

(3)                  All of the contents of the economic outlook section of this valuation report are quoted from the Economic Outlook Update™ 2Q 2007 published by Business Valuation Resources, LLC, © 2007, reprinted with permission. The editors and Business Valuation Resources, LLC, while considering the contents to be accurate as of the date of publication of the Update, take no responsibility for the information contained therein. Relation of this information to this valuation engagement is the sole responsibility of the author of this valuation report.

Propelled by rising employment and wages, statewide personal income registered a strong 7.5% average annual growth rate in 2005-06. The state’s population — boosted by the inflow of an estimated 150,000 post-Katrina Gulf Coast evacuees in early fiscal 2006 — grew 1.8% in fiscal 2005 and 2.7% in fiscal 2006 — the latter increase a 23-year high.

By way of comparison, in 1998-99, inflation-adjusted GSP grew at a somewhat higher 5.7% annual average, but population growth, at 2.1% annually, was slightly lower than the 2.2% per year registered during 2005-06. In fiscal 2002-03, inflation — adjusted GSP grew at an average annual rate of only 1.8%, while non-farm employment declined by more than 155,000 jobs.

Turning to the future, Texas economic growth is expected to lose some of its steam over the three-year period 2007-09, as the U.S. economy decelerates and the state’s energy and construction sectors settle into more modest and sustainable growth rates. In fiscal 2007, real GSP growth is expected to ease to 4.3% and then fall to an even more moderate 3.3% average annual rate for the 2008-09 biennium.

Non-farm employment growth is expected to average about 2% per year over the next three years, and personal income growth is projected to fall below 6.5% per year in fiscal 2008 and 2009. State population growth is expected to decline briefly to

1.7% in fiscal 2007 and then increase to an average of 1.9% per year in 2008-09.

The convergence of three important factors — a thriving national economy, the boom in housing and construction, and a surge in energy prices — fueled the strong performance of the Texas economy over the past two years. Unfortunately, the economic prosperity that the state has been enjoying appears destined to end, as the same factors that propelled the economic boom in 2005-06 are expected to stall in fiscal 2007 through fiscal 2009.

Although the outlook is generally positive, at least three major interrelated factors could lead to significantly lower state economic growth over the next several years. First, and by far the most important, a spike in interest rates could trigger a larger than expected downturn in the U.S. and Texas housing markets and significantly reduce state economic growth. If the Federal Reserve Board determines that it must accelerate its fight against inflation by imposing additional increases in short-term interest rates, many homeowners, particularly those holding adjustable-rate mortgages, could be forced to refinance into longer-term mortgages at higher rates. Additionally, if inflation remains relatively high, long-term bond and mortgage rates could also increase, putting additional costs on homeowners and potential new homebuyers. Second, in addition to its especially harmful effect on housing, a sustained increase in short- and long-term interest rates could further slow U.S. and Texas economic growth in other sectors. Higher interest rates make it more expensive for households to purchase cars, trucks, appliances, and other big-ticket items on credit. As the cost of borrowing rises, business purchases of computers and other hardware could be hurt as well. Third, political or other significant disruptions in world oil supplies could lead to a sharp increase in world oil prices. Although initially beneficial to the Texas energy industry, such high prices, if sustained, would eventually reduce economic growth in the United States and other net oil-consuming nations in the world. The resulting loss in U.S. economic growth and consumer confidence would likely overwhelm the initial positive impact of the higher energy prices on the state economy.(4)

Central Texas Economy

The Company’s operations are primarily located in Central Texas; an area anchored by Austin and surrounded by the major metropolitan areas of Houston, Dallas/Fort Worth, and San Antonio. This area is far more indicative of Texas’ growth than any other area as it has contributed three-fourths of the

(4)   Texas Comptroller 08-09 Economic Forecast (2006)

state’s income growth since the early 1990’s. Inevitably, expansion from the more metropolitan areas will spill over into smaller suburb-like cities. Cities such as Round Rock have benefited tremendously from Austin’s growth in the last 10-15 years, with large manufacturing companies such as Dell building plants there.

With rapid expansion into the North Austin-Round Rock area and eventually further on into surrounding areas, such as Georgetown and eventually Killeen, Belton, and Lampasas,  the greater Austin MSA is expected to surpass San Antonio as the 3rd largest metropolitan area in Texas by 2040.

While some Texas cities have slowed in recent quarters because of the overall U.S. economic slowdown, Austin’s economy has outperformed the state and national averages in terms of growth.  Wells Fargo analysts believe “the Austin economy (will) peak during this year and then start to slowdown a bit for next year.  However…the Austin economy (will) remain one of the top performers in the state.” Austin’s total nonfarm employment has increased every year since 2003, outpacing population growth (on a percentage basis) in 2005 and 2006.  This trend is projected to continue even though the Austin/Round Rock area is projected to be the third fastest growing metro area in Texas through 2020 according to a 2007 TAMU Housing Report.  Unemployment is at 4.4% and projected to drop below 4% in 2007-2008.  This level of unemployment is considered far more sustainable than the lower levels achieved during the boom of the 1990’s because of Austin’s younger and more highly educated population (84.8% high school graduates, 36.7% bachelor’s degree or higher), in comparison with the rest of Texas (75.7% high school graduates, 23.2% bachelor’s degree or higher).  All major industries will continue to grow, with the tech industry and professional services (both considered high-wage industries) adding the most jobs in 2007-2008.  Austin’s Metro Business Cycle has increased on a month over month basis since the middle of 2003.  Austin’s personal income growth has been roughly 150% of the national average since 2005 and is projected to meet or exceed that level through 2008.

VALUATION METHODOLOGY

In performing the Assignment, we relied on all three principal valuation approaches. In particular, we relied on the earnings and market approaches to arrive at an indication of the value of the Bank. We relied on the asset approach to arrive at an indication of the value of Company’s interests in PGIEP and TOFHI. We also relied on the asset approach to arrive at an indication of the value of TOBI. Finally, we considered, but, because it trades so infrequently (the stock traded a total of 46 days during the previous 24 months), did not place any material weight on the price at which the Company’s stock has traded.

THE BANK

As discussed above, we used the earnings and the market approach to value the Bank. In regards to the earnings approach, we utilized a discounted dividend paying capacity methodology. This discounted dividend method calculated the present value of the future cash flows that the Bank could pay to its investors in the form of dividends based on asset growth, return on average assets, equity retention, and required rate of return assumptions. As shown in the financial exhibits to this report, the present value of the Bank’s future dividends, on an as if control, non-marketable basis, was found to be $25,900,632.

In using the market approach to value the Bank, we relied on data in regard to sales of privately held banks made available by SNL Securities, as well as information in regard to the prices at which the shares of actively traded Texas based banks traded as of the Valuation Date. In regard to sales of privately held banks, we analyzed operational and pricing multiple data in regard to sales of 165 banks in Texas and surrounding states which sold between January 1, 2004 and September 20, 2007. Based on our analysis of the banks and the transaction data, we selected a price to earnings, a price to equity, a price to tangible equity, a price to asset, and a price to deposits multiple. We applied the selected pricing multiples to the Bank’s fiscal year end September 30, 2007 financial results, and arrived at preliminary indications of value. We then weighted the preliminary indications of value and summed the results to arrive at an indication of the value of 100% of the Bank on a control, non-marketable basis of $25,976,066.

To arrive at an indication of the value of the Bank using the public guideline company method we analyzed operational and financial information in regard to nine actively traded Texas based banking companies: Cullen/Frost, First Financial Bankshares, Franklin Bank Corp, International BancShares Corp, Metrocorp Bancshares, Prosperity Bancshares, Southside Bancshares, Sterling Bancshares, and Texas Capital Bancshares. Based on our analysis, we selected a price to assets, a price to equity, and a price to earnings multiple. We applied the selected pricing multiples to the Bank’s fiscal year end September 30, 2007 financial results to arrive at preliminary indications of value. We then weighted these preliminary indications of value and arrived at an indication of the value of the Bank on a minority, marketable basis of $26,110,650.

The shares of the public guideline banking companies are actively traded. Although the shares of the Bank are not traded on an exchange, in our opinion, should the Company desire to sell it we believe that it could do so in a relatively short timeframe and at a price in line with that found based on our analysis. Thus, to reflect the illiquidity of the Bank relative to the actively traded public banks we applied a 9.1% discount for lack of marketability and arrived at an indication of the value of the Bank on a minority, non-marketable basis of $23,734,581. Because shares of publicly traded banks trade in minority blocks and we are valuing 100% of the Bank we also applied an adjustment to reflect the Company’s controlling position. To arrive at an appropriate premium for control we analyzed data made available in the MergerStat/Shannon Pratt’s Control Premium Study database (“MergerStat”), which reported the average and median control premiums paid in acquisitions of 69 state commercial banks between January 1, 2006 and October 18, 2007 were 26.4% and 20.3%, respectively. Based on our understanding of the Bank and the empirical data in regard to control premiums made available by MergerStat, we applied a 25% control premium to the minority, non-marketable value found above to arrive at an indication of the value of the Bank on a control, non-marketable basis of $29,668,226.

The next step in our analysis was to reconcile the indications of value found using the earnings approach - discounted dividend method, the private company merger & acquisition method, and the public company guideline method. The private company merger & acquisition method involved the study of a large number of actual sales of banks in Texas and surrounding states. Thus, we believe that a knowledgeable investor considering the Bank would apply a weighting of 50% to the indication of value found using the private company merger & acquisition method. In our opinion, the indications of value found using the discounted dividend method and the public guideline company method would be considered equally relevant and would each be weighted by 25%. Applying these weights and summing the results produced an indication of the value of 100% of the Bank on a control, non-marketable basis of $26,880,248, rounded to $26,880,000.

TREATY OAK BANK
RECONCILIATION & CONCLUSION OF VALUE
	Indication of		Weighted
	Value	Weighting	Value
Method
Discounted Dividends Method	$25,900,632	25%	$6,475,158

Texas Publicly Traded Banks	$29,668,226	25%	$7,417,056

Bank Merger & Acquisition Data Method	$25,976,066	50%	$12,988,033

Control, Non-Marketable Value of Bank:			$26,880,248

Rounded to:			$26,880,000

PGI EQUITY PARTNERS & PGI CAPITAL

As discussed above, TOBI owns 100% of PGI Equity Partners, LP (“PGIEP”). This ownership consists of a 94.5% limited partnership interest as well as 100% of its general partner, PGI Capital, which owns a 5% general partnership interest and a 0.5% limited partnership interest. PGIEP’s primary asset is the real property from which the Bank and other professional service providers operate at 101 Westlake Drive in Austin, TX. A real estate appraisal prepared by American Realty Corporation opines that the market value of the fee simple interest in the subject real property, as of October 10, 2007, was $4,500,000. For purposes of the Assignment, we have adopted this market value as correct without independent investigation or due diligence.  Adding in $62,000 of cash and $80,000 of other assets (other assets includes escrowed money for taxes & insurance, prepaid expenses, and tenant deposits) resulted in a total asset figure of $4,642,000. Subtracting $2,860,000 of liabilities (including a $2,604,000 mortgage payable) resulted in an indication of the value of 100% of PGIEP’s & PGI Capital’s equity, or their collective net asset value, or $1,782,000.

PGI Equity Partners & PGI Capital
Market Value Balance Sheet
As of September 30, 2007

Cash & Equivalents	$62,000
Real Property @ 101 Westlake	$4,500,000
Other Assets (1)	$80,000
TOTAL ASSETS	$4,642,000

Accounts Payable & Accrued Expenses	$23,000
Accrued Interest Payable	$14,000
Property Mortgage	$2,604,000
Note Payable	$200,000
Other Liabilities	$19,000
TOTAL LIABILITIES	$2,860,000

EQUITY / NET ASSET VALUE	$1,782,000

TOTAL LIABILITIES & EQUITY	$4,642,000

(1)   Excludes $77,000 of Intangible Capitalized Loan Costs.

TREATY OAK FINANCIAL HOLDINGS

                TOFHI, a Texas corporation, is a passive holding company. As of September 30, 2007, its total assets were $281,000. These assets consisted of $64,000 of cash, a $167,000 loan receivable from Hamann, Ernstmeyer & Williamson (“HEW”), and accrued interest receivable of $50,000. The $167,000 note receivable from HEW is secured by 450,000 warrants to purchase TOBI common stock with exercise prices of the greater of book value or $6.67 per share. TOFHI did not have any liabilities. Thus, the value of 100% of its equity, or its net asset value, was found to be $281,000.

Treaty Oak Financial Holdings, Inc.
Market Value Balance Sheet
As of September 30, 2007

Cash & Equivalents	$64,000
Loan Receivable	$167,000
Accrued Interest Receivable	$50,000
TOTAL ASSETS	$281,000

LIABILITIES	$—

EQUITY / NET ASSET VALUE	$281,000

TOTAL LIABILITIES & EQUITY	$281,000

TREATY OAK BANCORP

                As discussed above, we utilized the asset approach to arrive at an indication of the value of TOBI’s equity as of the Valuation Date. In doing so, we started by analyzing its consolidating balance sheet as of the year ended September 30, 2007. Based on this analysis, we added its $2,884,000 of cash & equivalents; the values found above for TOFHI, PGIEP & PGI Capital, and the Bank; and its other asset to arrive at a total asset balance of $31,966,000. Subtracting $78,000 of TOBI’s standalone liabilities resulted in an indication of the value of 100% of TOBI’s equity, or its net asset value, on a non-marketable basis of $31,888,000.

TREATY OAK BANCORP, INC.
MARKET VALUE BALANCE SHEET
AS OF SEPTEMBER 30, 2007

Cash & Cash Items	$37,000
Due From Banks	$2,847,000
Total Cash & Equivalents	$2,884,000

100% Interest in TOFHI	$281,000
100% Interest in PGI Capital/PGIEP	$1,782,000
100% Interest in Treaty Oak Bank	$26,880,000
Total Investments & Subsidiaries & Affiliates	$28,943,000

Loan Receivable	$100,000
Interest Receivable	$13,000
Due From Affiliates	$11,000
Other Assets (1)	$15,000

TOTAL ASSETS	$31,966,000

Accounts Payable	$69,000
Other Liabilities	$9,000
TOTAL LIABILITIES	$78,000

STOCKHOLDERS EQUITY / NET ASSET VALUE	$31,888,000

TOTAL LIABILITIES & EQUITY	$31,966,000

(1)   Excludes $7,000 of Intangible Capitalized Acquisition Costs.

FAIR VALUE OF THE SHARES

                As shown above, we found the value of 100% of TOBI’s equity, or its net asset value, on a non-marketable basis to be $31,888,000. As of the Valuation Date, the Company had a total of 916,429 outstanding options and warrants to purchase common stock at exercise prices which ranged from $6.16 to $10.95 per Share. Adding in the $6,994,194 which the Company would receive from the exercise of these options and warrants resulted in a value of $38,882,194. Finally, dividing this $38,882,194 by the 3,875,031 fully diluted Shares outstanding produced an indication of the value of $10.03 per Share.

The values found for the Bank, PGIEP & PGI Capital, and TOFHI were on a control, non-marketable basis. The net asset value of TOBI found above was also on a control, non-marketable basis. As noted above, TOBI’s common stock is traded on the public market Pink Sheets Electronic Quotation System under the symbol “TOAK.OB.” However, trading in the Shares is very limited. The Company’s stock traded on a total of 46 days during the previous 24 months. To incorporate the relative marketability of the Shares, we applied a 10% marketability premium to the $10.03 found above and arrived at an indication of the fair value of the Shares, as of the Valuation Date, of $11.03 per Share, rounded to $11.00 per Share.

TOBI’s Net Asset Value	$31,888,000
Plus: Proceeds From Options & Warrants	$6,994,194
Net Asset Value Plus Option & Warrant Proceeds	$38,882,194
Divided by Fully Diluted Shares	3,875,031
Non-marketable Value Per Share	$10.03
Plus: Marketability Premium (10%)	$1.00
Indicated Fair Value Per Share	$11.03

Rounded to	$11.00

Respectfully submitted,
FOWLER VALUATION SERVICES

By:	/s/ Edward C. Fowler
Edward C. Fowler, CFA, ASA
President

CERTIFICATIONS AND STATEMENT OF LIMITING CONDITIONS

Financial Valuation Services, LC d/b/a Fowler Valuation Services and the persons who have prepared this report (“FVS”) certify that to the best of their knowledge and belief the statements of fact contained herein are true and correct, that they have no interest in the property which is the subject of this report, no bias in regard to the parties involved, nor other conflict which could reasonably cause question as to the objectivity or independence of the result.  The fee for services has not been conditioned upon achieving a particular result or upon the outcome of any award, court action, transaction, or other benefit to the client (“Client”) who has engaged FVS to perform this assignment (“Assignment”).  The analyses, conclusions, and opinions reported, limited only by the reported assumptions and limiting conditions, are the unbiased, professional analyses, opinions, and conclusions of the person(s) delivering this report. Taking into account any departures therefrom due to the limited nature of the Assignment, it has been performed in conformity with the principles set out in the Uniform Standards of Professional Appraisal Practice, the Business Valuation Standards of the American Society of Appraisers, and the Institute of Business Appraisers, Inc.  This report is solely for the use of the Client and for the purposes therein stated.  It is valid only for the Valuation Date stated.  Neither the report nor any part of it is to be employed or relied upon in another context or by any other party without prior written consent of FVS.

Nothing herein shall be construed as tax, legal, accounting, or investment advice, or as an appraisal opinion in regard to the value of an interest in real estate, machinery or equipment, or other tangible assets.  In performing the Assignment, the preparers of this report have relied on information and opinion furnished by the Client, agents of the Client, and from other sources believed to be reliable, but no assurance can be given as to the accuracy or validity of such information or opinion.

In retaining FVS to perform the Assignment, the Client has agreed that in the absence of gross negligence on the part of FVS there shall be no responsibility or liability attributed to FVS for errors, omissions, or incorrect conclusions in regard to any aspect of the Assignment.  Without limiting the foregoing, it is specifically agreed that reliance on information provided by the Client and agents of the Client shall not be considered negligence by FVS in performing the Assignment.  It is further agreed that the maximum liability of FVS in connection with the Assignment shall be the amount of the fee paid.

Unless otherwise set out, the report is premised on an understanding that the entities discussed were validly formed, for the purposes stated, are in compliance with all laws and regulations to which they are subject, and that title to all property is vested in those parties in which it is indicated to be vested, free and clear of encumbrances.

Upon acceptance of the report the Assignment shall be complete.  Any additional consultation, services, or testimony will be performed only upon agreement to pay an additional fee.  If pursuant to subpoena or other direction by a court or regulatory authority (no matter at whose instance such subpoena or direction may issue), testimony or a statement is required of FVS, either in open court, at a hearing, formal meeting called or requested by regulatory authority, or by deposition, or otherwise in connection with the Assignment, the Client shall be responsible for additional fees at an hourly rate for time spent in preparation for and in giving statements or testimony and for reasonable out-of-pocket expenses in connection therewith.

Acceptance of delivery of and use of the work product of this Assignment constitutes acceptance of the conditions set out herein.

Privacy Policy Notice

In our capacity as valuation professionals we receive significant personal financial information in regard to our clients and the business entities in which they have interests.  We have in the past protected, and will continue in the future to protect, our clients= right to privacy.  All of the information we receive from clients is held in confidence and is not to be released to people outside our firm, except as agreed by the client, or as required under applicable law.  We retain records relating to professional services that we provide so that we are better able to assist our clients with their needs and in some cases to comply with professional guidelines and standards.  We maintain physical and procedural safeguards in order to guard our clients= nonpublic personal information.

Fowler Valuation Services

/s/ Edward C. Fowler
By:	Edward C. Fowler, CFA, ASA
President

EDWARD C. FOWLER, CFA, ASA

EDUCATION:
University of Texas at Austin	Bachelor of Business Administration, Finance
Texas A&M University	Master of Business Administration

CAREER HISTORY:
Andersen Consulting, Business Systems Consultant, 1988 - 1990
Tenneco Gas, Senior Accountant - Financial Reporting, 1991 - 1992
Arthur Andersen & Co., Business Valuation, 1993 - 1994
Alex Sheshunoff & Co. Investment Banking, Investment Banking Associate, 1994 - 1996
Fowler Valuation Services, President, 1996 — Present

ACCREDITATIONS AND MEMBERSHIPS:
Chartered Financial Analyst, CFA Institute
Accredited Senior Appraiser - Business Valuation, American Society of Appraisers
Member, American Society of Appraisers
Member, CFA Institute
Member, CFA Society of Austin
Member, The Institute of Business Appraisers, Inc.

CONTINUING PROFESSIONAL EDUCATION:
ASA BV201 Principals of Business Valuation
ASA BV203 Business Valuation Case Study
ASA BV204 Selected Advanced Topics
The Institute of Business Appraisers: Report Writing & Analysis
NACVA Forensic Institute: Legal & Economic Foundations in Litigation
NACVA Forensic Institute: Expert’s Role in Planning & Strategy
ASA International Appraisal Conference - Business Valuation Program
ASA 16th Advanced Business Valuation Conference
ASA 18th Advanced Business Valuation Conference
2006 AICPA National Business Valuation Conference

PUBLICATIONS
Coordinating “Business Valuation Overlay” with Asset Based Valuations, Business Valuation Review, December 1996. Co-Authored with Bradley A. Fowler.

Even Privately Held Companies Need Value Established, Austin Business Journal, June 27-July 3, 1997.

Pricing of Employee Options in Pre-IPO Venture Capital Backed Companies, Business Valuation Review, December 1997. Co-Authored with Bradley A. Fowler.

Sheshunoff Information Services, Inc., Buying, Selling & Merging Banks (Austin, 1994). Contributing Author.

EDWARD C. FOWLER, CFA, ASA

PRESENTATIONS:
The University of Texas Graduate School of Business. Guest Lecturer on Business Valuation.

The Financial Planning Association of Austin. Your Business, What is it Worth?
Presentation, Business Valuation. May 2003.

Texas Association of Business Brokers. Business Valuation Overview Presentation. August 2007

TYPE OF ASSIGNMENTS PERFORMED
Aggregate Production & Sales	Hardware Design & Manufacturing
Architecture Firms	Hardware Wholesaler
Automotive Customization	Home Builder
Automotive Dealerships	Just-in-time Inventory Management & Fulfillment
Automotive Parts Distribution	Lost Profits
Banking	Manufacturing
Biotechnology	Marital Dissolution
Bonds	Marketing Firms
Construction	Medical Practices
Collection Agencies	Microprocessor Design
Commercial Lighting	Nightclubs
Consulting Firms	Options
Counter Top Fabrication & Installation	Pawn Shops
Lost Profits	Pet Supply
Direct Mail	Photo Copying
Dissenters Rights	Plumbing Supply
Employee Stock Ownership Plans	Professional Practices
Employment Agencies	Publishing
Engineering Firms	Radio Broadcasting
Equipment Rental	Real Estate Brokerage
Fairness Opinions	Real Estate Development
Family Limited Partnerships	Research Firms
Flooring	Restaurants
Food Products	Retail Businesses
Franchises	Satellite TV Sales & Installation
Furniture Stores	Software Design & Development
Golf Course Operation	Surveying Firm
Gasoline Distribution	Wholesale Distribution

EXHIBITS